GOLDEN HOPE MINES LIMITED

04 FEB 12 AM 7:21

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

04012791

February 4, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

82-3023

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours very truly,

GOLDEN HOPE MINES LIMITED

D Chapman

Debra Chapman
Assistant Secretary

/dc

Encl.

dw 2/13

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. 82-4991

NEWS RELEASE

TSX Trading Symbol: GNH
S.E.C. Exemption: 12(g)3-2(b)

February 4, 2004

Golden Hope Mines Limited would like to announce that it will not be proceeding with the private placement announced on January 12, 2004. The placement was to be for 1,000,000 common shares of the Company, at a price of $0.15 per share, with warrants attached for an additional 1,000,000 common shares, at a price of $0.35 per share for a two year period.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Debra Chapman at 604-434-8829.